Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIOS

	3/31/2009	2008	2007	2006	2005	2004

Pre-tax income from continuing operations before minority interest	56,981	240,931	210,368	161,776	73,144	94,735
Equity loss (income)	3	-229	-229	-127	300	631
Fixed charges	18,863	76,302	72,161	72,578	73,830	79,033
Distributed income of equity investees	0	0	0	0	0	0
Less capitalized interest	-303	-13,526	-7,613	-4,658	-4,543	-5,839

Earnings, as defined	75,544	303,478	274,687	229,569	142,731	168,560

Interest expense	17,666	58,964	60,617	63,487	63,946	66,444
Capitalized interest	303	13,526	7,613	4,658	4,543	5,839
Amortization of debt premium and issuance costs	894	3,812	3,931	4,433	5,341	6,750

Fixed charges, as defined	18,863	76,302	72,161	72,578	73,830	79,033

Ratio of earnings to fixed charges	4.0	4.0	3.8	3.2	1.9	2.1